December 23, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)
File Nos. 333-17619 and 811-05349
Post-Effective Amendment No. 579 to the Registration Statement on Form N-1A

Dear Mr. Parachkevov:

This letter responds to comments you provided to Joshua Katz and me of Dechert LLP during a telephonic discussion with respect to your review of Post-Effective Amendment No. 579 (“PEA No. 579”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) on October 20, 2016. PEA No. 579 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), for the primary purpose of making certain disclosure changes related to the implementation of amendments to Rule 2a-7 under the Investment Company Act of 1940, as amended, by the Goldman Sachs Money Market Funds (each, a “Fund” and collectively, the “Funds”), which could be construed as material. We have summarized your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please provide supplementally the completed Annual Fund Operating Expenses tables for each Fund.

Response: The Registrant will separately submit to the SEC Staff the completed Annual Fund Operating Expenses tables for each Fund.

2.	Comment: Please confirm that no Fund has the ability to recoup waived expenses.

Response: The Registrant confirms that no Fund has the ability to recoup waived expenses.

Statement of Additional Information

3.	Comment: Rule 2a-7 requires that a money market fund may not acquire any illiquid security if, immediately after the acquisition, the money market fund would have invested more than 5% of its total assets in illiquid securities. Accordingly, please consider clarifying or removing the Non-Fundamental Investment Restriction in the SAI that states that certain Funds may not “invest more than 10% of the Fund’s net assets in illiquid investments….”

Response: In the “Investment Management Approach – Additional Fund Characteristics and Restrictions – Portfolio Liquidity” and “Investment Restrictions – Investment Restrictions Under Rule 2a-7 – Portfolio Liquidity” sections in each Fund’s Prospectus and SAI, each Fund currently discloses that it may not acquire an illiquid security if, after the purchase, more than 5% of the Fund’s total assets would consist of illiquid assets. The Registrant will revise the aforementioned Non-Fundamental Investment Restriction to indicate that the Funds may not invest more than 5% of their net assets in illiquid investments.

4.	Comment: Disclosure in the “Net Asset Value” section states that “[t]he Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit, as otherwise permitted by the SEC.” Please clarify supplementally this disclosure.

Response: If a purchase, redemption or exchange order is received by the deadlines set forth in the Funds’ prospectuses and SAI, the order will generally settle on that same business day. For example, if a purchase order is received by the Transfer Agent (or, if applicable, the Authorized Institution) on a business day by the deadline specified in the Funds’ prospectuses and SAI and payment in federal funds is wired to and received by a Fund by the close of the Federal Reserve wire transfer system (normally, 6:00 p.m. Eastern Time), then dividends will begin to accrue on the same business day that the wire purchase order is received. The aforementioned disclosure is intended to notify shareholders that, if consistent with applicable law, including Rule 22c-1 under the 1940 Act, a Fund may advance the time by which an order must be received for same day settlement.

5.	Comment: Disclosure in the “Redemptions – Potential Restrictions on Fund Redemptions – Fees and Gates” section states that “[u]nder certain circumstances, the Fund may honor redemption or exchange orders (or pay redemptions without adding a liquidity fee to the redemption amount) if the Fund can verify that the redemption or exchange order was submitted to an Intermediary or the Transfer Agent before the Fund imposed a liquidity fee or redemption gate.” Please describe supplementally the type of verification that a Fund would require to honor such redemptions or exchange orders.

Response: Consistent with SEC Staff guidance, a Fund may honor redemption or exchange orders (or pay redemptions without adding a liquidity fee to the redemption amount) if the Fund can verify that the redemption or exchange order was submitted to an Intermediary or the Transfer Agent before the Fund imposed a liquidity fee or redemption gate.1 The Registrant believes that this verification can be based on a number of factors, including, for example, an endorsement, time stamp, postmark or other coding, as well as a confirmation or representation, that reasonably demonstrates that the redemption or exchange order was submitted to an Intermediary or the Transfer Agent before the Fund imposed a liquidity fee or redemption gate. However, consistent with SEC Staff guidance, redemption or exchange order submitted to an Intermediary after notification of the imposition of a liquidity fee or redemption gate would be subject to the liquidity fee or redemption gate.

[1]	See 2014 Money Market Fund Reform Frequently Asked Questions (May 23, 2016), at FAQ 46.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Robert Griffith, Goldman Sachs Asset Management, L.P.
Joon Kim, Goldman Sachs Asset Management, L.P.
Steve Bier, Dechert LLP
Joshua Katz, Dechert LLP